24001823

Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MURIEL SIEBERT & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 EXCHANGE PLACE, SUITE 800
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL J COLOMBINO	310-432-2192	MCOLOMBINO@SIEBERT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – If individual, state last, first, and middle name)

66 HUDSON BLVD, SUITE 2200	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J COLOMBINO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MURIEL SIEBERT & CO., INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

DINA MARIE GONZALEZ
COMMISSION NUMBER HH 123817
EXPIRES April 28, 2025
Notary Public, State of Florida

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MURIEL SIEBERT & CO., INC.

Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm	5
Financial Statements	
Statement of Financial Condition	6
Notes to Financial Statements	7-24

Report of Independent Registered Public Accounting Firm

To the Stockholder, Audit Committee and Board of Directors of
Muriel Siebert & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (the Company) as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2017.

New York, New York
May 10, 2024

MURIEL SIEBERT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS		
Current assets		
Cash and cash equivalents	$	5,484,000
Cash and securities segregated for regulatory purposes; (Cash of $158.8 million, securities with a fair value of $115.5 million as of December 31, 2023)		274,317,000
Receivables from customers		72,823,000
Receivables from non-customers		241,000
Receivables from broker-dealers and clearing organizations		3,826,000
Other receivables		2,426,000
Prepaid expenses and other assets		1,227,000
Securities borrowed		394,709,000
Securities owned, at fair value		18,038,000
Total Current assets		773,091,000
Deposits with broker-dealers and clearing organizations		7,885,000
Office facilities, and equipment, net		393,000
Software, net		1,384,000
Lease right-of-use assets		1,157,000
Deferred tax assets		1,983,000
Total Assets	$	785,893,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Current liabilities		
Payables to customers	$	289,861,000
Payables to non-customers		713,000
Drafts payable		1,726,000
Payables to broker-dealers and clearing organizations		1,573,000
Accounts payable and accrued liabilities		3,219,000
Securities loaned		419,433,000
Securities sold, not yet purchased, at fair value		2,000
Taxes payable		1,795,000
Deferred contract incentive		58,000
Current portion of lease liabilities		542,000
Total Current liabilities		718,922,000
Lease liabilities, less current portion		703,000
Total Liabilities		719,625,000
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, $1 par value; 1,000 shares authorized; 649 shares issued		1,000
Additional paid-in capital		21,379,000
Retained earnings		44,888,000
Total Stockholder's Equity		66,268,000
Total Liabilities and Stockholder's Equity	$	785,893,000

Numbers are rounded for presentation purposes. See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
NOTES TO FINANCIAL STATEMENTS

1. Business

Muriel Siebert & Co., Inc. ("MSCO" or the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), the Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation ("SIPC"), the National Futures Association ("NFA"), and the Commodities Futures Trading Commission ("CFTC"). The Company engages in the business of providing brokerage services for customers and trading securities for its own account.

On January 1, 2024, the Company changed its name to Muriel Siebert & Co., LLC. and its tax status from a C-Corporation to a Limited Liability Corporation. Refer to Note 17 – Subsequent Events for further detail.

The Company is headquartered in Jersey City, NJ with primary operations in Florida, New Jersey and California. The Company has various offices throughout the United States of America ("U.S.") and clients around the world.

The Company primarily operates in the securities brokerage and asset management industry. All of the Company's revenues for the year ended December 31, 2023 were derived from its operations in the U.S.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

These estimates relate primarily to expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these expenses incurred, to estimate the amount of such expenses. Actual results could differ from those estimates. The Company is not aware of any material differences between the estimates used in closing the Company's books for the period presented and the actual amounts of expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation.

Estimates are used in the allowance for credit losses, valuation of certain investments, depreciation, income taxes, and the contingent liabilities related to legal and healthcare expenses. The Company also estimates the valuation allowance for its deferred tax assets based on the more likely than not criteria. The Company believes that its estimates are reasonable.

Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for an identical asset or liability that the Company can assess at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a variety of factors, such as the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As such, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Certificates of deposit: Certificates of deposit are included in investments which are recorded at fair value, which approximates cost. When certificates of deposits are held directly with banking institutions and issued directly to the Company, these are categorized within cash equivalents in level 2 of the fair value hierarchy. When certificates of deposits are available for trading, they are categorized within securities owned, at fair value in level 2 of the fair value hierarchy.

Corporate bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads, or credit default swap spreads obtained from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy.

Equity securities: Equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Securities quoted in inactive markets or with observable inputs are categorized into level 2. If there are no observable inputs or quoted prices, securities are categorized as level 3 assets in the fair value hierarchy. Level 3 assets are not actively traded and subjective estimates based on managements' assumptions are utilized for valuation.

Municipal securities: Municipal securities are valued using recently executed transactions, market price quotations (when observable), bond spreads from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. Municipal securities are generally categorized in level 2 of the fair value hierarchy.

Options: Options are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. Securities quoted in inactive markets or with observable inputs are categorized into level 2. If there are no observable inputs or quoted prices, securities are categorized as level 3 assets in the fair value hierarchy. Level 3 assets are not actively traded and subjective estimates based on managements' assumptions are utilized for valuation.

Unit investment trusts ("UITs"): Units of UITs are carried at redemption value, which is the price at which the issuing company may choose to repurchase a security before its maturity date, which represents fair value. Units of UITs are categorized as level 2.

U.S. government securities: U.S. government securities are valued using quoted market prices and as such, valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Cash and Cash Equivalents

Cash and cash equivalents are all cash balances that are unrestricted. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2023, the Company did not hold any cash equivalents. At certain times, cash balances may exceed FDIC insured limits.

As of December 31, 2023, the Company maintained its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits.

Cash and Securities Segregated For Regulatory Purposes

The Company is subject to Exchange Act Rule 15c3-3, referred to as the "Customer Protection Rule," which requires segregation of funds in special reserve accounts for the exclusive benefit of customers.

As of December 31, 2023, the Company had approximately $158.8 million in cash deposits in special reserve accounts and $115.5 million in securities segregated for regulatory purposes.

Receivables From and Payables To Customers

Receivables from and payables to customers include amounts due and owed on cash and margin transactions. Receivables from customers include margin loans to securities brokerage clients and other trading receivables. Margin loans are collateralized by customer securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process to align investing objectives and risk tolerance in addition to monitoring customer activity. Receivables from and payables to customer amounts include any amounts received from interest on credit balances or paid on margin debit balances.

The Company elected the practical expedient for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326") which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. The Company has no expectation of credit losses for its receivables from customers as of December 31, 2023. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables From and Payables to Non-Customers

Receivables from and payables to non-customers include amounts due and owed on cash and margin transactions on accounts owned and controlled by principal officers and directors of the Company. Receivables from non-customers include margin loans to securities brokerage clients and other trading receivables. Margin loans are collateralized by non-customer securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process to align investing objectives and risk tolerance in addition to monitoring non-customer activity. Receivables from and payables to non-customers amounts include any amounts received from interest on credit balances or paid on margin debit balances.

The Company elected the practical expedient for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326") which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. The Company has no expectation of credit losses for its receivables from non-customers as of December 31, 2023. Securities beneficially owned by non-customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables From, Payables To, and Deposits With Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations includes amounts due from / to introducing broker-dealers, fail-to-deliver and fail-to-receive items, and amounts receivable for unsettled regular-way transactions. Deposits with broker-dealers and clearing organizations include amounts held on deposit with broker-dealers and clearing organizations.

The Company's customer transactions for the year ended December 31, 2023 were both self-cleared and cleared on a fully-disclosed basis through National Financial Services Corp. ("NFS").

Receivables from brokers-dealers and clearing organizations are in scope of the amended guidance for Topic 326. The Company continually reviews the credit quality of its counterparties and historically has not experienced a default. As a result, the Company has no expectation of credit losses for these arrangements as of December 31, 2023.

The Company signed a four-year renewal with NFS commencing August 1, 2021 and ending on July 31, 2025, and NFS's fees are offset against the Company's revenues on a monthly basis. All other broker-dealer and clearing organization relationships operate on a month-to-month basis. In June 2023, the Company entered into an amendment to its service agreement with Broadridge Securities Processing Solutions, LLC that, among other things, extends the term of their arrangement for a five-year period ending June 2028.

Current Expected Credit Losses

The Company follows Topic 326 which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Securities Borrowed and Securities Loaned

Securities borrowed transactions are recorded at the amount of cash collateral delivered to the counterparty. Securities loaned transactions are recorded at the amount of cash collateral received. For securities borrowed and loaned, the Company monitors the market value of the securities and obtains or refunds collateral as necessary.

The Company can elect to use an approach to measure the allowance for credit losses using the fair value of collateral where the borrower is required to, and reasonably expected to, continually adjust and replenish the amount of collateral securing the instrument to reflect changes in the fair value of such collateral. The Company has elected to use this approach for its allowance for credit losses on securities borrowed. As a result of this election, and the fully collateralized nature of these arrangements, the Company has no expectation of credit losses on its securities borrowed balances as of December 31, 2023.

Netting of Financial Assets and Financial Liabilities

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments. These financial instruments are presented on a gross basis in the consolidated statements of financial condition.

The potential effect of rights of setoff associated with the Company's recognized assets and liabilities is as follows:

	As of December 31, 2023				
	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Consolidated Statements of Financial Condition[1]	Net Amounts Presented in the Consolidated Statements of Financial Condition	Collateral Received or Pledged[2]	Net Amount[3]
Assets					
Securities borrowed	$ 394,709,000	—	394,709,000	$ 371,076,000	$ 23,633,000
Liabilities					
Securities loaned	$ 419,433,000	—	419,433,000	$ 404,312,000	$ 15,121,000

1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.
2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.
3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

Securities owned, at fair value represent marketable securities owned by the Company at trade-date valuation. Securities sold, not yet purchased, at fair value represent marketable securities sold by the company prior to purchase at trade-date valuation. These securities are classified as trading securities and in accordance with ASC 940, these securities are measured initially at fair value and any realized or unrealized gains or losses to fair value are included in profit or loss. Below is a table with further detail on the Company's securities.

Type of Security	Classification	Consolidated Statements of Financial Condition	Recording of Realized and Unrealized Gain or Loss
Certificates of deposit, Corporate bonds, municipal securities, options	Trading	Securities owned, at fair value	Principal transactions and proprietary trading
Equities	Trading	Securities owned, at fair value; Securities sold, not yet purchased at fair value	Market making, Principal transactions and proprietary trading
U.S. government securities	Trading	Securities owned, at fair value	Principal transactions and proprietary trading
U.S. government securities	Trading	Cash and securities segregated for regulatory purposes	Principal transactions and proprietary trading

Office Facilities and Equipment, Net

Office facilities and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation for equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally not exceeding four years. Office facilities are amortized over the shorter of their estimated useful life, generally between four and ten years, or the remaining lease term unless the lease transfers ownership of the underlying asset to the lessee, or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee will amortize over the estimated useful life of the office facilities.

Software, Net

The Company capitalizes certain costs for software and amortizes them over their useful life, generally not exceeding three years. Depending on the terms of the contract, the Company either records costs from software hosting arrangements as prepaid assets and amortizes them over the contract term, or the costs are expensed as incurred.

The Company enters into certain software hosting arrangements where the associated professional development services work is capitalized and then amortized over the term of the contract.

Other software costs such as routine maintenance and various data services to provide market information to customers are expensed as incurred.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed rate based on the Company's size, growth, risk profile and a duration similar to the lease term. The Company's leases have remaining terms of approximately 1 to 3.5 years as of December 31, 2023. The Company does not include renewal options as the renewal options are not reasonably certain to be exercised; however, the Company continues to monitor the lease renewal options. The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management

costs. The Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are usually determined by the leased square footage in proportion to the overall office building.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in line item "Rent and occupancy" in the statement of income.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which remained outstanding and had not cleared the bank as of the end of the period.

Revenue Recognition

The primary sources of revenue for the Company are as follows:

Commissions and Fees

The Company earns commission revenue for executing trades for clients in individual equities, options, fixed income securities, as well as certain third-party mutual funds and ETFs. Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer.

The Company enters into arrangements with managed accounts of other pooled investment vehicles (funds) to distribute shares to investors ("distribution fees"). The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur until the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Principal Transactions and Proprietary Trading

Principal transactions and proprietary trading primarily represent two revenue streams. The first revenue stream is riskless transactions in which the Company, after executing a solicited order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to satisfy the order. The second revenue stream is entering into transactions where U.S. government securities and other securities are traded by the Company.

Principal transactions and proprietary trading are recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer or trading counterparty.

Market Making

Market making revenue is generated from the buying and selling of securities. Market making transactions are recorded on a trade-date basis as the securities transactions occur. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the counterparty.

Stock Borrow / Stock Loan

The Company borrows securities on behalf of retail clients to facilitate short trading, loans excess margin and fully-paid securities from client accounts, facilitates borrow and loan contracts for broker-dealer counterparties, and provides stock locate services to broker-dealer counterparties. The Company recognizes self-clearing revenues net of operating expenses related to stock borrow / stock loan. Stock borrow / stock loan also includes any revenues generated from the Company's fully paid lending programs on a self-clearing or introducing basis. The Company does not utilize stock borrow / stock loan activities for the purpose of financing transactions.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC or OCC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or returned as necessary. Securities borrow and loan fees represent interest or (rebate) on the cash received or paid as collateral on the securities borrowed or loaned.

The Company applies a practical expedient to ASC 326 regarding its securities borrowed and loaned balances and their underlying collateral. Inherent in this activity, the Company and its counterparties to securities borrowed and loaned transactions, mark to market the collateral, securing these transactions on a daily basis through DTC or OCC. The counterparty continually replenishes the collateral securing the asset in accordance with standard industry practice. Based on the above factors, there is no material current expected credit loss under ASC 326 for securities borrowed and loaned transactions is not needed as of December 31, 2023.

The performance obligation is satisfied on the contract date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the counterparty.

Interest, Marketing and Distribution Fees

The Company earns interest from clients' accounts, net of payments to clients' accounts, and on the Company's bank balances and securities. Interest income also includes interest payouts from introducing relationships related to short interest, net of charges.

The Company also earns margin interest which is the net interest charged to customers for holding financed margin positions. Marketing and distribution fees consist of 12b-1 fees which are trailing payments from money market funds. Interest, marketing and distribution fees are recorded as earned.

The Company enters into arrangements with managed accounts of other pooled investment vehicles (funds) to distribute shares to investors ("Distribution Fees"). The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur until the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Income

Other income represents fees generated from consulting services to a technology provider, payment for order flow, and transactional fees generated from client accounts. The performance obligation for consulting services to a technology provider is providing consulting services and is satisfied over time in line with the duration of the consulting contract. The performance obligation related to payment for order flow is providing financial services and is satisfied at a point in time. The performance obligation related to transactional fees generated from client accounts is providing financial services to clients and is satisfied over time.

Costs to Obtain or Fulfill a Contract; Other

For the period presented, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities. The Company concludes that its revenue streams have the same underlying economic factors, and as such, no disaggregation of revenue is required.

Performance Obligation

The following table presents each revenue category and its related performance obligation:

Revenue Stream	Performance Obligation	Recognition
Commission and fees	Provide financial services to customers and counterparties	Point in time recognition
Principal transactions and proprietary trading	Provide financial services to customers and counterparties	Point in time recognition
Market making	Provide financial services to customers and counterparties	Point in time recognition
Stock borrow / stock loan	Provide financial services to customers and counterparties	Point in time recognition
Interest, marketing and distribution fees		
Interest	NA	Over time recognition
Marketing fees	Provide financial services to customers and counterparties	Point in time recognition
Distribution fees	Fixed: provide financial services to customers and counterparties; Variable: NA	Fixed: Point in time recognition; Variable: Over time recognition
Other income		
Consulting services to a technology provider	Provide consulting services	Over time recognition
Payment for order flow	Provide financial services to customers	Point in time recognition
Transactional fees generated from client accounts	Provide financial services to customers	Point in time recognition

Share-Based Compensation

The Parent grants share-based compensation and accounts for share-based compensation in accordance with ASC Topic 718, "Compensation-Stock Compensation," which establishes accounting for share-based compensation to employees for services. Under the provisions of ASC 718-10-35, share-based compensation cost is measured at the grant date, based on the fair value of the award on that date and is expensed at the grant date (for the portion that vests immediately) or ratably over the related vesting periods. The Parent did not grant any share-based compensation to the Company's employees for the year ended December 31, 2023. Refer to Note 15 – Employee Benefit Plans for further detail.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred taxes in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the

Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for income taxes line in the statement of income. Accrued interest and penalties would be included on the related tax liability line in the accompanying statement of financial condition respectively.

Capital Stock

The authorized capital stock of the Company consists of a single class of common stock which is wholly-owned by the Parent. On January 1, 2024, the Company changed its name to Muriel Siebert & Co., LLC. and its tax status from a C-Corporation to a Limited Liability Corporation. Refer to Note 17 – Subsequent Events for detail on the name change.

New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures for publicly traded companies. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted.

While the Company is not a public traded company, ASU 2023-09 does require changes to the disclosures for private clients related to income taxes paid, income or losses being disaggregated between domestic and foreign, and income tax expense disaggregated by federal, state, and foreign. The amendments in ASU 2023-09 generally apply prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Accounting Standards Adopted in Fiscal 2023

The Company did not adopt any new accounting standards during the year ended December 31, 2023. The Company has evaluated other recently issued accounting standards and does not believe that any of these standards will have a material impact on the Company's financial statements and related disclosures as of December 31, 2023.

3. Kakaopay Transaction and Settlement Agreement

On April 27, 2023, the Parent entered into a Stock Purchase Agreement with Kakaopay Corporation ("Kakaopay"), a fintech subsidiary of Korean-based conglomerate Kakao Corp, pursuant to which the Parent sold to Kakaopay 8,075,607 shares of Common Stock which represented 19.9% of the outstanding equity securities of the Parent on a fully diluted basis.

Refer to the Parent's Current Reports on Form 8-K filed on May 3, 2023 and December 20, 2023 for further detail on this transaction as well as subsequent termination and settlement agreements related to transactions between the Parent and Kakaopay.

4. Receivables From, Payables To, and Deposits With Broker-Dealers and Clearing Organizations

Amounts receivable from, payables to, and deposits with broker-dealers and clearing organizations consisted of the following as of the period indicated:

	As of December 31, 2023
Receivables from and deposits with broker-dealers and clearing organizations	
DTCC / OCC / NSCC[1]	$ 9,333,000
NFS	2,212,000
Securities fail-to-deliver	119,000
Globalshares	47,000
Total Receivables from and deposits with broker-dealers and clearing organizations	$ 11,711,000
Payables to broker-dealers and clearing organizations	
Payables to broker-dealers	$ 82,000
Securities fail-to-receive	399,000
Payable to correspondents	1,092,000
Total Payables to broker-dealers and clearing organizations	$ 1,573,000

[1]Depository Trust and Clearing Corporation is referred to as ("DTCC"), Options Clearing Corporation is referred to as ("OCC"), and National Securities Clearing Corporation is referred to as ("NSCC").

Under the DTCC shareholders' agreement, the Company is required to participate in the DTCC common stock mandatory purchase. As of December 31, 2023, the Company had shares of DTCC common stock valued at approximately $1,236,000 which is included in the line item "Deposits with broker-dealers and clearing organizations" on the statement of financial condition.

In September 2022, the Company and RISE Financial Services, LLC, ("RISE"), a subsidiary of the Parent, entered into a clearing agreement whereby RISE would introduce clients to the Company. As part of the agreement, RISE deposited a clearing fund escrow deposit of $50,000 to the Company, and had excess cash of approximately $1.0 million in its brokerage account at the Company, both of which are included in the line item "Payables to broker-dealers" in the statement of financial condition. There was interest expense of $19,000 related to this clearing relationship for the year ended December 31, 2023.

5. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present, by level within the fair value hierarchy, financial assets and liabilities, measured at fair value on a recurring basis for the period indicated. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	As of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and securities segregated for regulatory purposes				
U.S. government securities	$ 115,515,000	$ —	$ —	$ 115,515,000
Securities owned, at fair value				
U.S. government securities	$ 17,636,000	$ —	$ —	$ 17,636,000
Certificates of deposit	—	114,000	—	114,000
Options	2,000	—	—	2,000
Corporate bonds	—	3,000	—	3,000
Equity securities	146,000	137,000	—	283,000
Total Securities owned, at fair value	$ 17,784,000	$ 254,000	$ —	$ 18,038,000
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$ —	$ 2,000	$ —	$ 2,000
Total Securities sold, not yet purchased, at fair value	$ —	$ 2,000	$ —	$ 2,000

As of December 31, 2023, the Company had U.S. government securities, certificates of deposit, municipal securities, and corporate bonds with the below market values and maturity dates:

	As of December 31, 2023
Maturing in 2023	$ 30,000,000
Maturing in 2024	98,931,000
Maturing in 2025	3,965,000
Maturing after 2025	115,000
Accrued interest	257,000
Total Market value	$ 133,268,000

Financial Assets and Liabilities Not Carried at Fair Value

The following represents financial instruments in which the ending balances as of December 31, 2023 are not carried at fair value in the statement of financial condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents as well as cash and securities segregated for regulatory purposes, are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. The Company had no cash equivalents as of December 31, 2023. Cash and cash equivalents and cash and securities segregated for regulatory purposes are classified as level 1.

Receivables and other assets: Receivables from customers, receivables from non-customers, receivables from and deposits with broker-dealers and clearing organizations, other receivables, and prepaid expenses and other assets are recorded at amounts that approximate fair value and are classified as level 2 under the fair value hierarchy. The Company may hold cash equivalents related to rent deposits in prepaid expenses and other assets that are categorized as level 2 under the fair value hierarchy.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at amounts which approximate fair value and are primarily classified as level 2 under the fair value hierarchy. The Company's securities borrowed and securities loaned balances represent amounts of equity securities borrow and loan contracts and are marked-to-market daily in accordance with standard industry practices which approximate fair value.

Payables: Payables to customers, payables to non-customers, drafts payable, payables to broker-dealers and clearing organizations, taxes payable and accounts payable and accrued liabilities are recorded at amounts that approximate fair value due to their short-term nature and are classified as level 2 under the fair value hierarchy.

Deferred contract incentive: The carrying amount of the deferred contract incentive approximates fair value due to the relative short-term nature of the liability. Under the fair value hierarchy, the deferred contract incentive is classified as level 2.

6. Office Facilities and Equipment, Net

Office facilities and equipment consist of the following as of the period indicated:

	As of December 31, 2023
Office facilities	$ 48,000
Equipment	625,000
Total Office facilities and equipment	673,000
Less accumulated depreciation	(280,000)
Total Office facilities and equipment, net	$ 393,000

Total depreciation expense for office facilities and equipment was $258,000 for the year ended December 31, 2023.

7. Software, Net

Software consisted of the following as of the period indicated:

	As of December 31, 2023
Software	$ 1,667,000
Less accumulated amortization	(283,000)
Total Software, net	$ 1,384,000

In 2022, the Company and Parent partnered with a technology vendor to develop a new retail trading platform for the Company's customers and back end operations ("Retail Trading Platform"). In the fourth quarter of 2023, the Company and the technology vendor mutually agreed to terminate the services being provided. Per the terms of the termination agreement, neither the Company nor the technology vendor will have any further obligations to provide future services.

The Company capitalized a total of $629,000 of software assets and capitalized $398,000 in the year ended December 31, 2023 related to the Retail Trading Platform. After the termination of the agreement with the technology vendor, the Company decided to change the strategic direction of its technology development for its Retail Trading Platform and determined that an other than temporary impairment of the Retail Trading Platform existed. Management determined that $345,000 of the software assets were related to development that would be able to be utilized for a future retail trading platform development project. The Company determined that the remaining $284,000 of software assets was fully impaired and recorded this impairment in the line item "Depreciation and amortization" on the statement of income.

Total amortization of software including the impairment of software assets was $715,000 for the year ended December 31, 2023. As of December 31, 2023, the Company estimates future amortization of software of $552,000, $475,000, $300,000, and $57,000 in the years ended December 31, 2024, 2025, 2026, and 2027, respectively.

8. Leases

As of December 31, 2023, all of the Company's leases are classified as operating and primarily consist of office space leases expiring in 2024 through 2028. The Company elected not to include short-term leases (i.e., leases with initial terms of less than twelve months), or equipment leases (deemed immaterial) on the statement of financial condition. The Company leases some miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment on the statement of income rather than capitalizing them as lease right-of-use assets. The below tables display further detail on the Company's leases.

	As of December 31, 2023
Assets	
Lease right-of-use assets	$ 1,157,000
Liabilities	
Lease liabilities	$ 1,245,000

Lease Term and Discount Rate	**As of December 31, 2023**
Weighted average remaining lease term – operating leases (in years)	2.4
Weighted average discount rate – operating leases	5.0%

	Year Ended December 31, 2023
Operating lease cost	$ 1,036,000
Short-term lease cost	260,000
Variable lease cost	126,000
Sublease income	—
Total Rent and occupancy	$ 1,422,000
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 1,128,000
Lease right-of-use assets obtained in exchange for new lease liabilities	
Operating leases	$ —

Lease Commitments

Future annual minimum payments for operating leases with initial terms of greater than one year as of December 31, 2023 were as follows:

Year	**Amount**
2024	$ 588,000
2025	450,000
2026	234,000
2027	48,000
Remaining balance of lease payments	1,320,000
Less: difference between undiscounted cash flows and discounted cash flows	75,000
Lease liabilities	$ 1,245,000

9. Deferred Contract Incentive

Effective August 1, 2021, the Company entered into an amendment to its clearing agreement with NFS that, among other things, extends the term of the arrangement for an additional four-year period commencing on August 1, 2021 and ending July 31, 2025.

As part of the agreement, NFS will pay the Company four annual credits of $100,000 for a total of $400,000. The Company received $100,000 from NFS for the year ended December 31, 2023, the balance of which is in the line item "Deferred contract incentive" on the statement of financial condition. Annual credits shall be made on the anniversary of the date on which the first credit was paid. Each credit will be recognized as contra expense over 12 months in the line item "Clearing fees, including execution costs" on the statement of income. The amendment also provides for an early termination fee if the Company chooses to end its agreement before the end of the contract term.

In relation to this agreement the Company recognized $100,000 in contra expense for the year ended December 31, 2023, and the balance of the deferred contract incentive was $58,000 as of December 31, 2023.

10. Revenue Recognition

Refer to Note 2 – Summary of Significant Accounting Policies for detail on the Company's primary sources of revenue and the corresponding accounting treatment. Information related to items that impact certain revenue streams within the period presented is shown below.

Principal Transactions and Proprietary Trading

The Company regularly invests in treasury bill and treasury notes, which are primarily in the line item "Cash and securities segregated for regulatory purposes" on the statement of financial condition, in order to enhance its yield on its excess 15c3-3 deposits. During 2022, there was an increase in U.S. government securities yields, which created an unrealized loss on the Company's U.S. government securities portfolio. In 2023, the Company recorded the reversal of the unrealized loss resulting in a realized and unrealized gain due to the securities coming closer to maturity, the latest maturity being April 2025.

The following table represents detail related to principal transactions and proprietary trading.

	Year Ended December 31, 2023
Principal transactions and proprietary trading	
Realized and unrealized gain on primarily riskless principal transactions	$ 9,275,000
Unrealized gain on portfolio of U.S. government securities	3,819,000
Total Principal transactions and proprietary trading	$ 13,094,000

11. Income Taxes

The Company's provision for income taxes is comprised of the following:

	Year Ended December 31, 2023
Current	
Federal	$ 4,470,000
State and local	947,000
Total Current	5,417,000
Deferred	
Federal	$ 312,000
State and local	593,000
Total Deferred	905,000
Total Provision for income taxes	$ 6,322,000

The Company's effective tax rate differs from the U.S. federal statutory income tax rate of 21% for 2023 as follows:

	Year Ended December 31, 2023
Federal statutory income tax rate	21.0%
Tax amortization of intangible assets	(1.1)%
Non-deductible fines and penalties	—
Restricted stock shortfall	—
Permanent differences	0.4%
State and local taxes, net of federal benefit	4.8%
Valuation allowance	0.1%
Other	0.7%
Effective tax rate	25.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31, 2023
Deferred tax assets	
Net operating losses	$ 2,584,000
Lease liabilities	347,000
R&D Costs Capitalization	126,000
Other	58,000
Subtotal	3,115,000
Less: valuation allowance	(783,000)
Total Deferred tax assets	$ 2,332,000
Deferred tax liabilities	
Fixed assets	$ (349,000)
Share-based compensation	—
Total Deferred tax liabilities	(349,000)
Net Deferred tax assets	$ 1,983,000

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and / or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income.

Based on historical operating profitability, positive trend of earnings and projected future taxable income, the Company concluded as of December 31, 2023 that certain of its U.S. deferred tax assets are realizable on a more-likely-than-not basis. The Company maintains a valuation allowance on certain federal net operating losses that are expected to expire unutilized and certain state net operating losses. For the year ended December 31, 2023, the Company's valuation allowance increased by approximately $30k during the year. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company's deferred income tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

As of December 31, 2023, the Company had U.S. federal net operating loss carryforwards of approximately $3.1 million, which expire in varying amounts in 2035 and 2036 if not utilized. The U.S. federal net operating loss carryforwards are subject to annual limitation under Section 382 of the Internal Revenue Code.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	As of December 31, 2023	
Balance at beginning of year	$	1,442,000
Additions for tax positions taken during current year		17,000
Reductions for tax positions taken during current year		(486,000)
Additions for tax positions taken during prior years		19,000
Reductions for tax positions taken during prior years		—
Settlements		—
Expirations of statutes of limitations		—
Balance at end of year	$	992,000

The unrecognized tax benefit of $992,000 as of December 31, 2023 is recorded in the line item "Taxes payable" on the statement of financial condition. Of the amounts reflected above as of December 31, 2023, the entire amount would reduce the Company's effective tax rate if recognized. The Company records accrued interest and penalties related to income tax matters as part of the provision for

income taxes. For the year ended December 31, 2023, the Company recognized expense related to interest and penalties on unrecognized tax benefits of $103,000. The Company does not believe that the amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year. The open tax years for the federal and state income tax filings is generally 2019 through 2023.

On October 8, 2021, the Organization for Economic Co-operation and Development (OECD) announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. On December 20, 2021, the OECD released Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of a minimum rate of 15% for multinational companies with consolidated revenue above €750 million. Various foreign jurisdictions are in the process of enacting legislation to adopt a minimum effective tax rate. The OECD continues to release additional guidance on the two-pillar solution with an implementation anticipated by 2024. Based on the fact that the Company's operations are all located within the United State and is below current revenue thresholds contained in the Pillar Two Model Rules, the Company expects to be outside the scope of the implementation of the reporting requirements for 2024.

12. Capital Requirements

Net Capital

The Company is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) of the Securities Exchange Act of 1934. Under the alternate method permitted by this rule, net capital, as defined, shall not be less than the lower of $1 million or 2% of aggregate debit items arising from customer transactions. As of December 31, 2023, the Company's net capital was $56.1 million, which was approximately $54.3 million in excess of its required net capital of $1.8 million, and its percentage of aggregate debit balances to net capital was 63.42%.

Special Reserve Account

MSCO is subject to Customer Protection Rule 15c3-3 which requires segregation of funds in a special reserve account for the exclusive benefit of customers. As of December 31, 2023, MSCO had cash and securities deposits of $273.1 million (cash of $157.6 million, securities with a fair value of $115.5 million) in the special reserve accounts which was $26.2 million in excess of the deposit requirement of $246.9 million. After adjustments for deposit(s) and / or withdrawal(s) made on January 2, 2024, MSCO had $3.2 million in excess of the deposit requirement.

As of December 31, 2023, the Company was subject to the PAB Account Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of proprietary accounts of introducing broker-dealers. As of December 31, 2023, the Company had $1.2 million in the special reserve account which was approximately $0.2 million in excess of the deposit requirement of approximately $1.0 million. The Company made no subsequent deposits or withdrawals on January 2, 2024.

13. Financial Instruments With Off-Balance-Sheet Risk

Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, and other financial institutions.

In the event counterparties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the counterparties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company experienced no material historical losses in relation to its counterparties for the year ended December 31, 2023.

Off-Balance Sheet Risks

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and is, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill their contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, and is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. As of December 31, 2023, the Company had margin loans extended to its customers of approximately $338.1 million, of which $72.8 million is in the line item "Receivables from customers" on the statement of financial condition. There were no material losses for unsettled customer transactions for the year ended December 31, 2023.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines which meet or exceed regulatory requirements. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to mitigate this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and continuously monitors compliance.

The Company's securities lending transactions are subject to master netting agreements with other broker-dealers; however, amounts are presented gross on the statement of financial condition and as net on the statement of income. The Company further mitigates risk by using a program with a clearing organization which guarantees the return of cash to the Company as well as using industry standard software to ensure daily changes to market value are continuously updated and any changes to collateralization are immediately covered.

14. Commitments, Contingencies and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business.

As of December 31, 2023, the Company does not expect that these claims, suits and complaints will have a material impact on its results of operations or financial position.

Overnight Financing

As of December 31, 2023, the Company had an available line of credit for short term overnight demand borrowing of up to $25 million with BMO Harris Bank. As of December 31, 2023, the Company had no outstanding loan balance with BMO Harris Bank and there were no commitment fees or other restrictions on the line of credit. The Company utilizes customer or firm securities as a pledge for short-term borrowing needs.

The interest expense for this credit line was $1,000 for the year ended December 31, 2023. There were no fees associated with the utilization of this credit line for the year ended December 31, 2023.

NFS Contract

Effective August 1, 2021, the Company entered into an amendment to its clearing agreement with NFS that, among other things, extends the term of the arrangement for an additional four-year period commencing on August 1, 2021 and ending July 31, 2025. If the Company chooses to exit this agreement before the end of the contract term, the Company is under the obligation to pay an early termination fee upon occurrence pursuant to the table below:

Date of Termination	Early Termination Fee
Prior to August 1, 2024	$ 4,500,000
Prior to August 1, 2025	$ 3,250,000

For the year ended December 31, 2023, there has been no expense recognized for any early termination fees. The Company believes that it is unlikely it will have to make material payments related to early termination fees and has not recorded any contingent liability in the financial statements related to this arrangement.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company, through its affiliate, Kennedy Cabot Acquisition, LLC ("KCA") is self-insured with respect to employee health claims. KCA maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $65,000 per employee as of December 31, 2023.

The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

As part of this plan, the Company recognized expenses of $922,000 for the year ended December 31, 2023.

The Company had an accrual of $60,000 as of December 31, 2023, which represents the historical estimate of future claims to be recognized for claims incurred prior to the end of the reporting period.

15. Employee Benefit Plans

The Company, through its affiliate, KCA, sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees of the Company. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. For 401(k) employee contribution matching, the Company incurred $163,000 of expense for the year ended December 31, 2023

The Parent has an Equity Incentive Plan that provides for the grant of stock options, restricted stock, and other equity awards of the Parent's common stock to employees, officers, consultants, directors, affiliates and other service providers of the Parent or its subsidiaries; however, the Company does not have an equity incentive plan. The Parent did not grant any share-based compensation to the Company's employees for the year ended December 31, 2023.

16. Related Party Disclosures

KCA

KCA is an affiliate of the Company and is under common ownership with the Company. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company for payroll and related functions, the entirety of which KCA passes through to the Company proportionally. In the first quarter of 2023, KCA entered into an agreement with the Parent for payroll processing services. The Parent incurred $40,000 of expenses related to these services for the year ended December 31, 2023.

KCA owns a license from the Muriel Siebert Estate / Foundation to use the names "Muriel Siebert & Co., Inc." and "Siebert" within business activities, which expires in 2025. KCA passed through to the Parent its cost of $60,000 for the year ended December 31, 2023 for the use of these names.

KCA sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all of the Company's employees.

PW

Park Wilshire Companies, Inc. ("PW"), a wholly-owned subsidiary of the Parent, brokers the insurance policies for related parties. Revenue for PW from related parties and affiliates was $124,000 for the year ended December 31, 2023.

Receivables From / Payables To Parent and Parent's Subsidiaries

The Company had net receivables from Parent and Parent's subsidiaries of approximately $15,000 as of December 31, 2023, which are in the line items "Other Receivables" and "Accounts payable and accrued liabilities" on the statement of financial condition.

Gebbia Sullivan County Land Trust

The Company operates on a month-to-month lease agreement for its branch office in Omaha, Nebraska with the Gebbia Sullivan County Land Trust, the trustee of which is a member of the Gebbia Family. For the year ended December 31, 2023, rent expense was $60,000 for this branch office.

Kakaopay and Affiliates

The Company entered into an agreement whereby it would provide an omnibus trading account for Kakaopay's subsidiary, Kakao Pay Securities Corp., and provide trade execution services to Kakao Pay Securities Corp, subject to compliance with applicable U.S. laws, rules and regulations.

RISE

In September 2022, the Company and RISE entered into a clearing agreement whereby RISE would introduce clients to the Company. As part of the agreement, RISE deposited a clearing fund escrow deposit of $50,000 to the Company, and had excess cash of approximately $1.0 million in its brokerage account at the Company as of December 31, 2023.

17. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2023 and through May 10, 2024, the date of the filing of this report.

Effective January 1, 2024, the Company changed its name from Muriel Siebert & Co., Inc. to Muriel Siebert & Co., LLC. and its tax status from a C-Corporation to an LLC under state law. Starting in 2024, the Company is a single member limited liability company that will be treated as a disregarded entity for tax purposes. As such, the Company will no longer be subject to direct taxation and will be disregarded by the relevant tax authorities. The guidance in Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. The Company is not making the available election to allocate income taxes. Accordingly, on a prospective basis, the Company will no longer record current or deferred income taxes.

The Company has concluded that, other than the above, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.